Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 17 - 2008

August 8, 2008
FOR IMMEDIATE RELEASE

AURIZON REPORTS HIGHLIGHTS OF SECOND QUARTER 2008 RESULTS

Aurizon reports financial results for the second quarter of 2008, which have been prepared on the basis of available information up to August 5, 2008.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The second quarter was highlighted by the following activities:

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Cash flow from operating activities increased to $19 million compared to $4.7 million in the second quarter of 2007.

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Net earnings of $5.6 million, or $0.04 per share, and adjusted net earnings of $1.1 million, or $0.01 per share.

•

Gold production of 36,871 ounces compared to 42,144 ounces in the second quarter 2007.

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Mining costs of $105 per tonne, similar to the costs in the second quarter of 2007 of $106 per tonne, and lower than the costs in the first quarter of 2008 of $110 per tonne.

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Achieved operating performance benchmarks required by the project debt lenders.

•

Pre-feasibility study commissioned at Joanna.

At June 30, 2008, Aurizon had cash balances of $55.6 million, of which $35.9 million is in restricted accounts that may be used to fund the Casa Berardi project and service the project debt facility.  Due to the achievement of the performance benchmarks, the restricted cash balances, net of six months principal and interest payments, will be released to the Company following the next principal repayment date on September 30, 2008.  Long-term debt at June 30, 2008 was $21.9 million, down 51% from $44.9 million at December 31, 2007.

 “Aurizon has generated another quarter of strong financial results, despite lower than anticipated ore grades at Casa Berardi”, said David Hall, President and CEO.  “We anticipate that operating performance will improve in the second half, and expect to achieve our targeted gold production for 2008, albeit at slightly higher costs, reflective of the cost pressures and challenges currently prevailing in the mining industry”.

FINANCIAL RESULTS

Second Quarter 2008

Net earnings of $5.6 million, or $0.04 per share, were achieved in the second quarter of 2008 compared to net earnings of $7.0 million, or $0.05 per share, in the same period of 2007.  Operating results were impacted by a $3.2 million recovery of corporate takeover defense costs and non-cash derivative gains of $1.3 million, on an after tax basis.  After adjusting for these items, net earnings for the quarter were $1.1 million, or $0.01 per share, compared to adjusted net earnings in the same quarter of 2007 of $0.3 million or $0.00 per share.

During the second quarter of 2007, Casa Berardi commenced commercial production on May 1st and, accordingly, the comparative results on the statement of earnings reflect two months of operating results from Casa Berardi.

Aurizon Mines Ltd.
News Release – August 8, 2008
Aurizon Reports Highlights of Second Quarter 2008 Results

Revenue from Casa Berardi operations totalled $36.3 million in the second quarter of 2008 from the sale of 41,217 ounces of gold, compared to revenues of $18.6 million from gold sales of 26,000 ounces in the same quarter of 2007.  The average realized gold price was US$869 per ounce and the average Cdn/US exchange rate was 1.01.  Included in the average realized gold price are 18,717 ounces of gold sold at an average price of US$839 per ounce from the exercise of call options.  In the second quarter of 2007, the average realized gold price was US$666 per ounce and the average Cdn/US exchange rate was 1.08.  Actual gold production in the quarter was 36,871 ounces, lower than the 42,144 ounces produced in the same period of 2007 due to mine sequencing of lower grade stopes.

Operating costs in the second quarter of 2008 totalled $18.1 million, while depletion, depreciation and accretion (“DD&A”) totalled $8.7 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$436 and DD&A amortization was US$210, for a total production cost of US$646 per ounce.

At the end of the second quarter of 2008, slightly lower gold prices, a stronger Canadian dollar and the expiry of gold options have resulted in a non-cash gain of $1.7 million due to a decrease in the net unrealized derivative liabilities from $24.7 million at the end of March 2008 to $23.0 million at June 30, 2008.  In the same quarter of 2007, the non-cash derivative gain was $8.7 million.  The non-hedged derivative instruments comprise gold and foreign currency price protection contracts required for the $75 million loan facility used to finance the construction and start-up of the Casa Berardi Mine.  There are no margin requirements with respect to these derivative positions.

Lower stock based compensation costs in the second quarter of 2008 have mitigated increases in other administrative and general costs resulting in total costs of $3.3 million, matching the same period of 2007.  Stock based compensation charges totaled $1.5 million compared to $2.0 million in the same period of 2007.

Exploration expenditures of $2.9 million incurred at Joanna and Kipawa were charged to operations during the second quarter of 2008, compared to $1.1 million in the same period of 2007.

Other income totaling $4.6 million in the second quarter of 2008 includes a $4.0 million recovery of takeover defense costs incurred in 2006.

Income and resource taxes for the quarter were $3.3 million compared to $2.5 million in the same period of 2007.  Current and future Quebec mining taxes of $1.7 million were charged to operations in the second quarter of 2008, together with a future federal income tax charge of $1.6 million.  Provincial income taxes have not been applied as Aurizon has unrecognized provincial future income tax assets.

Cash flow from operating activities totalled $19.0 million in the second quarter, compared to $4.7 million in the same period of 2007.  The increase in cash flow was primarily due to a full quarter of commercial production from Casa Berardi, higher realized gold prices and the recovery of corporate takeover defense costs.

Capital expenditures totalled $6.5 million in the second quarter, of which $6.2 million was on sustaining capital at Casa Berardi.  As Casa Berardi was not in commercial production until May 1, 2007, one month’s operating costs and three month’s capital expenditures, totalling $9.1 million, and one month’s gold sales totalling $8.0 million were capitalized in the same period of 2007.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained to fund Casa Berardi’s operations.  These restricted cash balances increased by $15.2 million in the second quarter of 2008 due to cash flow from Casa Berardi operations, net of sustaining capital and interest charges.

Aggregate investing activities resulted in cash outflows of $21.6 million, compared to $5.5 million in the same period of 2007.

Financing activities during the second quarter of 2008 provided net cash inflows of $1.1 million, with the exercise of incentive stock options providing $1.4 million, reduced by a $0.3 million change in long term debt.  In the same period of 2007, financing activities resulted in a net cash inflow of $0.1 million.

Aurizon Mines Ltd.
News Release – August 8, 2008
Aurizon Reports Highlights of Second Quarter 2008 Results

First Half 2008

Net earnings for the six months ended June 30, 2008, were $1.9 million or $0.01 per share, compared to net earnings of $7.6 million or $0.05 cents per share in the same period of 2007.  Operating results were impacted by non-cash derivative losses of $6.6 million, a $3.2 million recovery of corporate takeover costs and foreign exchange gains of $0.9 million, on an after tax basis.  After adjusting for these items, net earnings for the first half were $4.4 million, or $0.03 per share, compared to adjusted net earnings in the same period of 2007 of $1.4 million or $0.01 per share.

Cash flow from operating activities in the first half of 2008 totalled $34.5 million, compared to cash flow of $2.3 million for the same period of 2007.  The comparative results reflect two months of cash flow from Casa Berardi, following commercial production on May 1, 2007.

Investing activities in the first half of 2008 totalled $15.1 million, of which $10.4 million was incurred on capital expenditures, $4.1 million was allocated to restricted cash balances, and $0.5 million was paid as a reassessment of refundable tax credits.   In same period of 2007, investing activities totalled $0.4 million as a result of cash inflows provided by the capitalization of four months of pre-commercial net minesite cash flows and the receipt of Quebec mining tax credits; decreased by cash outflows related to capital expenditures and the funding of restricted cash balances.

Financing activities during the first half of 2008 resulted in a net cash outflow of $24.5 million due to a principal debt repayment of $26.7 million on March 31, 2008 reduced by the exercise of incentive stock options totalling $2.3 million.  In the same period of 2007, financing activities resulted in a net cash outflow of $1.1 million due to the capitalization of four months of interest costs associated with the project loan facility, reduced by the exercise of incentive stock options and an increase in the debt facility.

CASH RESOURCES AND LIQUIDITY

As at June 30, 2008, cash and cash equivalents stood at $19.7 million, compared to $24.8 million at the beginning of the year.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $35.9 million, compared to $31.8 million as at December 31, 2007.

Aurizon had working capital of $25.9 million as at June 30, 2008, compared to $31.9 million at the end of 2007.  Included in current liabilities are two principal debt payments due in September 2008 and March 2009 totalling $21.4 million, compared to principal payments of $25.7 million included in current liabilities at the end of 2007.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks at Casa Berardi, which extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  This additional principal repayment, together with the scheduled repayment, resulted in a total repayment of $26.7 million on March 31, 2008.  As the additional prepayment was applied in reverse order of maturity, the final principal repayment date changes from September 30, 2010 to March 31, 2010.

The debt facility operating performance benchmarks were achieved during the second quarter of 2008, which will trigger the release of funds from the restricted cash accounts following the next principal repayment date on September 30, 2008. The Company will be required to maintain a restricted cash balance equivalent to the principal and interest payments due in the following six months.

Long term debt at June 30, 2008 totalled $21.9 million of which $20.6 million is project debt, $1.2 million is refundable government assistance and $0.1 million are equipment capital leases.

Aurizon Mines Ltd.
News Release – August 8, 2008
Aurizon Reports Highlights of Second Quarter 2008 Results

Operations

Casa Berardi produced 36,871 ounces of gold in the second quarter of 2008 and 41,217 ounces were sold at an average price US$869 per ounce.  Since commissioning the mill in November 2006, Casa Berardi has produced 256,145 ounces of gold.

Ore throughput in the mill during the second quarter of 2008 increased to 160,054 tonnes from 134,569 tonnes in the same period of 2007 as a stable daily production rate of 1,800 tonnes per day was achieved.  An average ore grade of 7.7 grams/tonne was achieved in the second quarter of 2008, lower than the 8.6 grams/tonne grade planned for 2008 due to the mine sequencing of lower grade stopes.  Mill recoveries averaged 92.7%, in the second quarter of 2008.  This compares to ore grades of 10.3 grams/tonne and mill recoveries of 93.8% in the second quarter of 2007.

Total cash costs, on the basis of gold sold, were US$436 per ounce in the second quarter of 2008, 10% higher than plan and higher than the US$298 per ounce costs in the second quarter of 2007 due primarily to lower ore grades.  Unit mining costs in the second quarter of 2008 were $105 per tonne, similar to the $106 per tonne costs in the second quarter of 2007 and lower than the first quarter 2008 costs of $110 per tonne.

Operating profit margin per ounce increased 18% to US$433 per ounce from US$368 per ounce in the second quarter 2007 due to higher realized gold prices.

OUTLOOK

Based upon first half results and the mine plan for the balance of the year, Casa Berardi remains on target to produce approximately 160,000 – 165,000 ounces of gold at a total cash cost of approximately US$420 per ounce (approximately 5% higher than previous guidance), using a Cdn$/US$ exchange rate at parity.  Cost containment continues to be a challenge as significant cost pressures impact the mining industry.

Sustaining capital costs at Casa Berardi are estimated to total $15.4 million in 2008, primarily for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements and $0.4 million for tailings pond improvements.  Underground development in 2008 should total 8,100 metres, including 4,000 metres of ramping; 3,100 metres of drifting; and 1,000 metres of raising.

Aurizon intends to invest over $20 million, from working capital, in exploration and development activities at its properties in 2008, of which approximately $10 million will be expensed.  In total, over 115,000 metres of drilling is expected to be completed.

At Joanna, two rigs are currently active on the property, conducting infill drilling within the East block’s existing mineral resource contour and along its lateral extension.  Further results from the current infill drilling program are expected to be released during the third quarter, and will be integrated into an updated mineral resource estimate, which is expected to be completed before year end.  Five holes have been completed recently along the dip extension of the East block to test high grade enrichment below the 500 metre level.

A pre-feasibility study will be initiated upon receipt of an updated mineral resource estimate at Joanna in the fourth quarter, 2008.  Aurizon expects to complete the pre-feasibility study in the second quarter of 2009.

The Company’s financial position at June 30, 2008, and the operating cash flows that are expected from Casa Berardi over the next twelve months should allow Aurizon to meet its financial obligations as they become due and also fund its planned exploration and capital programs.

Aurizon Mines Ltd.
News Release – August 8, 2008
Aurizon Reports Highlights of Second Quarter 2008 Results

Conference Call

Aurizon management will host a conference call and live webcast for analysts and investors on Friday, August 8, 2008 at 11:00 a.m. Pacific Standard Time (2:00 p.m. Eastern Standard Time) to review the results and project activities.  You may access the call by calling the operator at 416-644-3420 or 1-866-249-5221, ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon’s website at www.aurizon.com or enter the following URL into your web browser:  http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2360820

Those who wish to listen to a recording of the conference call at a later time may do so by calling
416-640-1917 or 1-877-289-8525 (Passcode: 21279610 #).  A replay of the call will be available until Friday, August 15, 2008.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President & C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – August 8, 2008
Aurizon Reports Highlights of Second Quarter 2008 Results

Forward Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets, and other estimates and forecasts related to the Company’s future operations.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and are based on assumptions that the Company believes are reasonable.  However, forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate, or that expectations will be achieved and the Company does not assume any obligation to update these forward looking statements.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at  www.sec.gov/.

CAUTIONARY NOTE TO U.S. READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.